

THE GLUTEN FREE KINGDOM, LLC.

Financial Statements

For the fiscal year ended December 31, 2019

The Gluten-Free Kingdom LLC

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
4000 Sales	45,321.63
4100 Sales of Product Income	3,061.43
4200 Uncategorized Income	1,363.75
Total Income	**$49,746.81**
Cost of Goods Sold	
5000 Cost of Goods Sold	2,924.83
5200 Packaging and Shipping	1,040.31
Total Cost of Goods Sold	**$3,965.14**
GROSS PROFIT	**$45,781.67**
Expenses	
7000 Advertising & Marketing	577.26
7100 Bank Charges & Fees	967.32
7200 Fundbox Fees	176.97
7300 Job Supplies	1,279.27
7350 Office Supplies & Software	800.72
7500 Insurance	2,068.54
7830 Dues & Subscriptions	240.00
7840 Legal & Professional Services	471.00
7860 Parking	56.50
7865 Travel	553.97
7870 Rent & Lease	8,082.10
7875 Repairs & Maintenance	320.15
7880 Taxes & Licenses	169.00
7890 Utilities	671.70
8400 Meals & Entertainment	7.00
Total Expenses	**$16,441.50**
NET OPERATING INCOME	**$29,340.17**
Other Expenses	
8000 Other Expenses	9.99
8200 PERSONAL EXPENSES	9,438.38
8300 Fuel	407.74
Total Other Expenses	**$9,856.11**
NET OTHER INCOME	**$ -9,856.11**
NET INCOME	**$19,484.06**

The Gluten-Free Kingdom LLC

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1100 BASIC BUSINESS CHECKING - 249181 (deleted)	648.69
1200 Business Money Market - 257406 (deleted)	35.45
1500 Wells Fargo Business Checking#100	582.95
Total Bank Accounts	**$1,267.09**
Accounts Receivable	
1600 Accounts Receivable (A/R)	523.01
Total Accounts Receivable	**$523.01**
Other Current Assets	
1700 Inventory	650.38
1800 Inventory Asset	0.00
1900 Undeposited Funds	7,495.08
Total Other Current Assets	**$8,145.46**
Total Current Assets	**$9,935.56**
TOTAL ASSETS	**$9,935.56**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	1,805.00
Total Accounts Payable	**$1,805.00**
Other Current Liabilities	
2100 Fundbox Invoice Advances	23.75
2200 Loan Payable - Intuit Financing	2,611.05
2300 Deferred Income	3,554.21
Total Other Current Liabilities	**$6,189.01**
Total Current Liabilities	**$7,994.01**
Total Liabilities	**$7,994.01**
Equity	
3000 Opening Balance Equity	0.11
3100 Owner's Equity	-39,999.88
3200 Retained Earnings	22,457.26
Net Income	19,484.06
Total Equity	**$1,941.55**
TOTAL LIABILITIES AND EQUITY	**$9,935.56**

The Gluten-Free Kingdom LLC

STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	19,484.06
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1600 Accounts Receivable (A/R)	-523.01
1700 Inventory	-650.38
1800 Inventory Asset	0.00
2000 Accounts Payable (A/P)	1,745.00
2100 Fundbox Invoice Advances	68.30
2200 Loan Payable - Intuit Financing	-926.46
2300 Deferred Income	3,554.21
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,267.66**
Net cash provided by operating activities	**$22,751.72**
FINANCING ACTIVITIES	
3000 Opening Balance Equity	0.11
3100 Owner's Equity	-14.00
3110 Owner's Equity:Contribution	4,480.11
3120 Owner's Equity:Draw	-18,470.17
Net cash provided by financing activities	**$ -14,003.95**
NET CASH INCREASE FOR PERIOD	**$8,747.77**
Cash at beginning of period	14.40
CASH AT END OF PERIOD	**$8,762.17**

THE GLUTEN FREE KINGDOM, LLC
Consolidated Statement of Equity
For the year ended December 31, 2019

Contributions	$ 14,000.22
Draw	$ (53,999.99)
Retained Earnings	$ 41,941.32
Total Equity	**$ 1,941.55**

THE GLUTEN FREE KINGDOM, LLC
Notes to the Financial Statements
For the year ended December 31, 2019

1. Accounting Practice - All statements have been prepared by Perkins and Associates using an accrual basis.

2. Inventory Valuation - All inventory valued at cost basis.

3. Debt - The Gluten Free Kingdom, LLC has $2,611.05 in outstanding debt, payable to Intuit Financing. This will be paid off upon funding.

4. Deferred Income - The Gluten Free Kingdom, LLC reported $3,554.21 in Deferred Income at the end of 2019. This was due to a discrepancy between the deposited payments and stated income on the 2019 tax return, found during a change of bookkeeping in September 2020.